Exhibit 99.1

News Release #50/2012 2012-11-07

Baja Mining Announces Further Standstill Extension

Vancouver, November 07, 2012 – Baja Mining Corp. (“Baja”) (TSX: BAJ - OTCQX: BAJFF) announces that the lenders to its 49% owned company, Minera y Metalúrgica del Boleo S.A. de C.V. (“MMB”) have agreed to two further extensions to the standstill agreement of August 7, 2012 until November 20, 2012.

The second extension to the agreement expired on October 22, 2012 and required an advance of US$20 million to MMB by the Korean Consortium, which amount was previously advanced as per Baja’s news releases of October 5 and October 15, 2012.

The third extension was subject to a US$84 million cash injection to MMB by the Korean Consortium which has already been advanced as per Baja’s news releases of November 02, 2012, and will extend the standstill to November 20, 2012.

The recently advanced funds and the extensions will allow construction of the Boleo project to continue until November 20, 2012.

In addition, the Korean Consortium is actively engaging the lenders in a renegotiation of the original project financing in an effort to partially re-activate the loan facilities by November 20, 2012.

For further information, please contact Baja’s Interim CEO Tom Ogryzlo at 604 685 2323 or via email info@bajamining.com.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS: This presentation contains forward-looking statements or forward-looking information (forward-looking statements). These statements can be identified by expressions of belief, expectation or intention, as well as those statements that are not historical fact. Forward-looking statements involve a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. Forward-looking statements contained in this press release are based on our current estimates, expectations and projections, which the company believes are reasonable as of the current date. Actual results could differ materially from those anticipated or implied in the forward-looking statements and as a result undue reliance should not be placed on forward-looking information. Additional risks and uncertainties can be found in company’s reporting documents filed on SEDAR (www.sedar.com), including its Management Discussion and Analysis in respect of the three month period ended March 31, 2012. Forward-looking statements are given only as at the date of this presentation and the company disclaims any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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